UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For April 25, 2025

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Chief Financial Officer Appointment

On April 25, 2025, the Board of Directors (the “Board”) of the Company appointed Ms. WANG Xuefei, who is also an Executive Director of the Company, to serve as the Company’s Chief Financial Officer. In that capacity, Ms. Wang will serve as the principal financial and accounting officer of the Company.

Ms. Wang owns 40% of Luxury Max Investments Limited (“LMIL”), which owns 8,000,000 of our Ordinary Shares (i.e., approximately 72.32% of our issued and outstanding shares). Ms. Wang was appointed as the Company’s Chief Financial Officer pursuant to LMIL’s request. There are also no family relationships between Ms. Wang and any director or executive officer of the Company.

Ms. WANG Xuefei, aged 49, was appointed an Executive Director of the Company on December 12, 2024. Ms. Wang has been working in Jiangsu Lianhong Textile Co., Ltd., a wool yarn and woolen sweater manufacturer, since July 1997 and is currently the assistant to the general manager, head of treasury management and warehouse in-charge. She is a certified management accountant in China and serves as the president of Zhangjiagang Live E-commerce Association. Ms. Wang graduated from Southeast University in July 2004 with a bachelor’s degree in accounting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2025	FENBO HOLDINGS LIMITED

/s/ Huang Hongwu
Huang Hongwu, Chief Executive Officer (Principal Executive Officer) and Executive Director